SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Notification of Late Filing
Commission File Number: 333-72213
(Check one)

☒	Form 10-K and Form 10-KSB ☐ Form 11-K
☐	Form 20-F Form 10-Q and Form 10-QSB ☐ Form N-SAR
               For period ended December 31, 2005

☐	Transition Report on Form 10-K and Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form N-SAR
               For the transition period ended ___
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________

PART I
REGISTRANT INFORMATION
Full name of registrant BFC Financial Corporation
Former name if applicable ___________________________________
Address of principal executive office (Street and Number) 2100 West Cypress Creek Road
City, State and Zip Code Fort Lauderdale, Florida 33309

PART II
RULE 12B-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
     ☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     ☒ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     ☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
     Levitt Corporation (“Levitt”), a publicly traded company which is consolidated in the Company’s financial statements, owns approximately 31% of the outstanding common stock of Bluegreen Corporation (“Bluegreen”), a publicly traded company. Levitt accounts for its interest in Bluegreen under the equity method of accounting. Bluegreen announced that it was restating its financial results for prior periods. Final results of that restatement were only recently made available to Levitt and the Company. Levitt has advised the Company that it has not completed its analysis of the impact of Bluegreen’s restatement on Levitt’s financial statements and, accordingly, Levitt has not yet provided the Company with its final financial statements. Accordingly, the Company was unable to complete the preparation of its Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”), within the required time period, without unreasonable effort or expense. Further, the Company will be required to finalize its analysis of the impact of Bluegreen’s restatement on its financial statements after receipt of final information from Levitt.
     In addition, the Company has not completed its review of the effectiveness of the Company’s internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 for the year ended December 31, 2005. The Company has identified certain control deficiencies and is continuing its assessment as to whether any of such control deficiencies, either individually or in combination, constitutes a material weakness in the company’s internal control over financial reporting as of year end. Completing this assessment has also required additional time and effort.

PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification.

Glen R. Gilbert	(954)	940-4900

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes    ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes    ☒ No
BFC Financial Corporation.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2006	By:	/s/ Glen R. Gilbert
Glen R. Gilbert
Executive Vice-President and Chief Financial Officer